Exhibit 99.2

NICE Robotic Automation Expands Partnership with ABBYY, Offering the
Most Comprehensive End to End Digitization of Business Processes

Integration enables expansive automation of unstructured data and scanned documentation with
NEVA as well as NICE's unattended robots

Hoboken, N.J., March 4, 2019 – NICE (Nasdaq: NICE) today announced that its Robotic Process Automation (RPA) platform now incorporates additional Artificial Intelligence (AI) capabilities to rapidly streamline the processing of unstructured data contained in scanned documentation. As an expansion of its existing partnership with ABBYY, the integration of FlexiCapture Distributed delivers an innovative, end to end processing solution that uniquely and seamlessly integrates with NEVA (NICE Employee Virtual Attendant, designed to assist human employees from the desktop), and the NICE unattended  robots (designed to automate tasks in the backend server). This unique approach seamlessly brings full digitization to both front and back office processes, enabling organizations to more comprehensively achieve their digital transformation goals.

Manual processing of data from scanned documents, such as invoices or contracts, in large volumes, is a pain point keenly felt by enterprises today. This accounts for significant time wastage and increased processing errors, driving up operating expenses. Over 25% of 200 Accounts Payable professionals surveyed by Hyland1 last year in the 2018 State of Accounts Payable Report cite too many paper documents as their top AP challenge, while nearly the same amount said there is too much manual data entry as their pain points. More than 50% of those surveyed1 in the same report say invoice-processing delays affect their financial operations. In another recent study commissioned by ABBYY in the UK, a significant 63% of respondents said they would outsource tasks to a robot it they could.

With the expanded cognitive capabilities of NICE’s unattended robots, data from scanned documentation can now easily be extracted, categorized and transformed into structured data using ABBYY FlexiCapture's learning algorithms. NICE’s unattended robots then swiftly ingest the data and insert it, for example, into a number of ERP applications, thereby ensuring data consistency throughout the enterprise. In the event of an error or exception during the data extraction process, the integrated offering uniquely aligns with NEVA to automatically identify this and immediately initiate a conversation with a human employee, prompting them to manually input the correct or missing data in real-time. Furthermore, the integration with ABBYY FlexiCapture Distributed has augmented NICE’s robots with capabilities to learn from and mimic human behavior, while processing scanned documentation. This enables the full automation of process errors or exceptions without the need for human intervention over time.

Barry Cooper, President, NICE Enterprise Group, said, “We are pleased to expand our partnership with ABBYY and to offer customers the most innovative, wide-ranging document processing solution that uniquely aligns with NEVA, the market's first employee focused attendant, to offer desktop assistance as well as our unattended robots that automate tasks in the back end. Enriching content and document processing with greater cognitive intelligence goes a long way in making interactions memorable while also offering greater operational efficiencies. Via this integration, our customers are empowered to improve business performance and ROI while delivering uncompromising customer experiences.

Neil Murphy, Vice President, Head of Global Business Development, ABBYY, said "We're excited to expand our partnership with NICE, who we believe have a novel approach to RPA and to integrating our leading-edge FlexiCapture Distributed solution into its platform. Of particular interest is the alignment with NICE RPA’s NEVA innovation, which further enhances the capabilities of the integration. We're sure our technology will bring great value to NICE and we look forward to taking our partnership to new heights.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About ABBYY
ABBYY is the global leader of Enterprise Content IQ. The company’s AI-based digital transformation solutions help organizations achieve the next wave of growth. ABBYY technologies are used by thousands of enterprises, government organizations, SMBs, and 50 million individuals. ABBYY has offices in 11 countries and over 1,100 employees.

Corporate Media Contact, NICE
Christopher Irwin-Dudek, +1 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Corporate Media Contact, ABBYY
Gina Ray, +1 949-370-0941 gina@raypr.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.